Mail Stop 4561
								April 10, 2006

By U.S. Mail and Facsimile to (781) 994-4710

James R. Jackson, Jr.
Vice President and Chief Financial Officer
MicroFinancial Incorporated
10M Commerce Way
Woburn, MA  01801

Re:	MicroFinancial Incorporated
	Form 10-K for Fiscal Year Ended December 31, 2004
      Filed March 30, 2005
	File No. 001-14771

Dear Mr. Jackson:

      We have reviewed your response filed with the Commission on March 15, 2006, and have the following additional comment. Please provide us with the requested information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Note C-Net Investment in Leases, page F-14

1. We have reviewed your response to comments 4-7 of our letter dated
January 10, 2006. We understand that you deem a contract to be impaired when it becomes over 90 days past due. We also understand that you charge-off receivables when they become over 360 days past due and no contact has been made with the lessee for 12 months, and that there is a significant time lag between the dates an account is charged off and any subsequent recoveries. You have asserted that based on static pool performance analysis and long term loss experience that you have adopted a policy of reserving 50% of your over 90 days delinquent receivable balance to estimate inherent losses in your portfolio.
In response to our comments, you have provided a static pool analysis that demonstrates that over a several year period you collected approximately 77% of billed receivables which were greater than 90 days past due at a point in time. However, the analysis you provided is based on a pool of receivables from a 1999 vintage. We believe that such an analysis should be continually updated in order to validate that the collection patterns continue to hold true given credit quality trends and changes in general economic and business conditions affecting your primary market area. Based on our conversations, it does not appear that you have performed sufficient analyses in recent years to verify that current collection patterns are consistent with the collection history realized on your 1999 vintage pool of receivables. Further, your static pool analysis does not address the likelihood that a receivable that is current or past due for less than 90 days will be collected. Therefore it fails to provide a basis for you to compute your allowance on these receivable balances. We do not believe that, by itself, a static pool analysis based on a vintage pool of receivables is a reliable predictor of estimated losses on current receivables.
Your consistent policy of reserving 50% of your over 90 days delinquent receivable balance does not appear to properly reflect the trends experienced in your actual history, and your current static pool methodology fails to provide sufficient information to support and/or adjust your policy. Therefore, we believe you should improve your methodology to better comply with SAB Topic 6L. In particular, we believe your methodology must include procedures that adjust loan loss estimation methods to reduce differences between estimated losses and actual subsequent charge-offs, as necessary. Refer to SAB
Topic 6:L.6.
You have represented, and your auditors concur, that you have complied with SAB Topic 6L in the determination of your allowance for credit losses and that you believe your allowance balance as of the end of each period presented in your filings made with the Commission is sufficient to cover net losses inherent in your portfolio. We do not have enough information to agree or disagree with your conclusion that your allowance for credit losses complies with SAB Topic 6L and that you have adequately reserved for such losses as of each period end.


Since the company`s management is in possession of all facts with respect to the matters discussed above and addressed in your correspondence, they are responsible for the accuracy and adequacy of the financial statements and disclosures made notwithstanding the staff`s comments in this letter, and your independent registered accountant is responsible for its report on the financial statements.
All persons who are responsible for the accuracy and adequacy of the disclosure in the company`s filings made with the Commission are urged to be certain that all information required for investors to make an informed decision is provided.
Please confirm to us in your response that you will take the necessary action to improve your methodology to better comply with SAB Topic 6L and to enable you to more accurately determine the appropriate amount of allowance in future periods. Confirm that your revised methodology will include procedures that adjust loan loss estimation methods to reduce differences between estimated losses and actual subsequent charge-offs, as necessary.

*	*	*

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response indicating your intent to make the necessary changes in your allowance methodology. Please understand that we may have additional comments after reviewing your response to our comment.

	You may contact Margaret Fitzgerald at (202) 551-3556 or me at
(202) 551-3426 if you have questions regarding comments on the financial statements and related matters.


      Sincerely,



      Angela Connell
      Senior Accountant


James R. Jackson, Jr.
MicroFinancial Incorporated
April 10, 2006
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